SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31689; 812-14392

Context Capital Advisers, LLC, et al.; Notice of Application

June 24, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Context Capital Funds (the "Trust"), Context Capital Advisers, LLC ("Context Capital") and Context Advisers II, L.P. ("Context II").

Filing Date: The application was filed on November 26, 2014, and amended on April 13, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 20, 2015 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: Context Capital Funds, Three Canal Plaza,

Suite 600, Portland, Maine 04101; Context Capital Advisers, LLC and Context Advisers

II, L.P., 401 City Avenue, Suite 815, Bala Cynwyd, PA 19004.

For Further Information Contact: Vanessa M. Meeks, Senior Counsel, or Melissa R.

Harke, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized under Delaware law as a statutory trust and is

registered under the Act as an open-end management investment company. The Trust is

a series trust which currently consists of two series. Context Capital is a limited liability

corporation organized under the laws of Delaware and is registered as an investment

adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Context Capital

currently serves as the investment adviser to the Context Alternative Strategies Fund, a

series of the Trust. Context II is a limited partnership organized under the laws of

Delaware and is registered as an investment adviser under the Advisers Act. Context II

currently serves as the investment adviser to the Context Macro Opportunities Fund.

2.   Applicants request an exemption to the extent necessary to permit any

existing or future series of the Trust and any other registered open-end management investment company or series thereof that: (a) is advised by Context Capital, Context II

or any investment adviser controlling, controlled by, or under common control with

Context Capital or Context II (any such adviser, Context Capital or Context II, an

"Adviser" and collectively, the "Advisers");[1] (b) is in the same group of investment

companies as defined in section 12(d)(1)(G) of the Act as the Trust; (c) invests in other

registered open-end management investment companies ("Underlying Funds") in reliance

on section 12(d)(1)(G) of the Act; and (d) also is eligible to invest in securities (as

defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act (each a

"Fund of Funds"), also to invest, to the extent consistent with its investment objectives,

policies, strategies and limitations, in financial instruments that may not be securities

within the meaning of section 2(a)(36) of the Act ("Other Investments").[2]

      3.   Consistent with each Adviser's respective fiduciary obligations under the

Act, each Fund of Funds' board of trustees will review the advisory fees charged by the

applicable Fund of Funds' Adviser to ensure that they are based on services provided that

are in addition to, rather than duplicative of, services provided pursuant to the advisory

agreement of any investment company in which the Fund of Funds may invest.

Applicants' Legal Analysis:

      1.   Section 12(d)(1)(A) of the Act provides that no registered investment

company ("acquiring company") may acquire securities of another investment company

("acquired company") if such securities represent more than 3% of the acquired

---

[1]   Each Adviser will be registered as an investment adviser under the Advisers Act.

[2]   Every existing entity that currently intends to rely on the requested order is named as an applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the application.

company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2.　　Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, Government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.　　Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper: (i) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities issued by an investment company); and (iii) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.　　　Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants submit that their request for relief meets this standard.

5.　　　Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments while investing in Underlying Funds. Applicants state that the Funds of Funds will comply with rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. Applicants assert that permitting the Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary